
Bionomics
Limited


05006560

2 March 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL


PROCESSING
SECTION
RECEIVED
MAR 17 2005
179
SEC MAIL
WASH. D.C.

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely


PROCESSED
MAR 22 2005
THOMSON
FINANCIAL

Per: Jill Mashado
Company Secretary

dlw 3/21


Bionomics
Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
2 MARCH 2005

NEUROFIT ACQUISITION COMPLETED

Bionomics Limited (ASX:BNO, BNOOA, US OTC: BMICY) announced today that it has completed the acquisition of the French central nervous system (CNS) business, Neurofit.

The acquisition provides Bionomics with a world class CNS preclinical development capability. With the acquisition, Bionomics now has in-house CNS therapeutic development capabilities extending from the discovery stage right through to extensive pre-clinical testing. Through Neurofit, Bionomics also now has a commercial relationship with some of Europe's leading pharmaceutical and biotechnology companies including Novartis, Serono, Boehringer-Ingelheim, Guilford Pharmaceuticals and Biogen. The acquisition includes intellectual property rights to the Parkinson's disease animal model developed by the Institut Pasteur.

The acquisition will enable Bionomics to fast-track the development of central nervous system therapeutics, including existing targets in epilepsy, and forms a small but important piece of Bionomics' growth plan.

Bionomics acquired Neurofit for a total cost of Euro1.25 million in cash and shares. Bionomics was advised on the transaction by Intersuisse Corporate. The business, which specialises in the preclinical testing of developmental therapeutics for CNS disorders, has annual sales of approximately Euro1 million and is expected to operate profitably within the Bionomics group. Bionomics' intention is to further grow Neurofit's revenues and profitability, whilst utilising its substantial CNS expertise and market connections to enhance Bionomics' development programs.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is discovering and developing innovative therapeutics, working with partners to maximize wealth for shareholders. Bionomics leverages its gene discoveries in epilepsy with its proprietary ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety. Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. Bionomics utilises the unique attributes of the Angene™ platform for the discovery of drugs for the treatment of cancer. The Company is exploiting shorter-term revenue generating opportunities by out-licensing diagnostic applications of its intellectual property. Bionomics seeks to generate exponential growth both organically and through acquisition.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Neurofit, Bionomics' drug discovery programs and diagnostic products are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.